This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefonica, S.A. Issuer: Telefonica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

TELEFONICA, S.A.

(Acquiring company)

TERRA NETWORKS, S.A.

(Acquired company)

ANNOUNCEMENT OF MERGER

In compliance with the provisions of article 242 of the Spanish Corporations Act (Ley de Sociedades Anonimas), it is hereby made public that the annual general meetings of shareholders of Telefonica, S.A., held in Madrid on May 31st, 2005, and of Terra Networks, S.A., held in Barcelona on June 2nd, 2005, after approving the Merger Balance Sheets closed at December 31st, 2004 and the Merger Plan, resolved to approve the merger between Telefonica, S.A. and Terra Networks, S.A., by means of the absorption of the latter company by the former, with the dissolution without liquidation of Terra Networks, S.A. and the en bloc transfer of all of its entire net worth, including all elements making up its assets and liabilities, to Telefonica, S.A., which will acquire, by universal succession, all of the rights and obligations of Terra Networks, S.A.

The merger resolutions have been adopted in accordance with the Merger Plan drawn up and signed by the Directors of Telefonica, S.A. and Terra Networks, S.A. and which was deposited in the Mercantile Registries of Madrid and Barcelona on March 2nd and 3rd, 2005, respectively.

The approved share exchange ratio is two (2) shares of Telefonica, S.A., each having a par value of one euro (€ 1) each, for every nine (9) shares of Terra Networks, S.A., each having a par value of two euros (€ 2) each, with no supplementary cash compensation.

To carry out the merger-related share exchange, Telefonica, S.A. will deliver to the shareholders of Terra Networks, S.A. own shares held as a treasury stock as per the exchange ratio indicated above. Telefonica, S.A. will not issue new shares for this purpose and, therefore, will not increase its share capital as a result of the merger.

The exchange of Terra Networks, S.A. shares for Telefonica, S.A. shares will take place once the merger has been registered in the Mercantile Registry of Madrid and will be carried out on the date indicated in the notices to be published in the Official Gazette of the Mercantile Registry (Boletin Oficial del Registro Mercantil), in one of the daily newspapers with the largest readership in Madrid and Barcelona and, if mandatory, in the Official Gazettes of the Spanish stock exchanges.

Shareholders who hold shares representing a fraction of the number of Terra Networks, S.A. shares set as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with the said ratio. Notwithstanding the foregoing, the companies participating in the merger have established mechanisms for the purposes of facilitating the implementation of the exchange for those shareholders of Terra Networks, S.A. who own a number of shares that is not a multiple of nine (9).

The exchange will be carried out through entities that participate in "Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A." (Iberclear - the company that manages the securities registration, clearing and settlement systems) as depositaries under the book-entry system, in accordance with the provisions of Royal Decree 116/1992 of February 14th, 1992, and as provided in article 59 of the Spanish Corporations Act, to the extent applicable. No exchange will be conducted of Terra Networks, S.A. shares held by the latter company, by Telefonica, S.A. or by any person acting in his own name but for the account of Terra Networks, S.A. or Telefonica, S.A., inasmuch as they are affected by the provisions of article 249 of the Spanish Corporations Act.

No bylaw/charter amendments have been decided in Telefonica, S.A. or in Terra Networks, S.A. as a result of the merger. Nevertheless, a proposal was brought before and approved at the general meeting of Telefonica, S.A. for a reduction in capital stock in the amount of 34,760,964 Euros through the retirement of 34,760,964 own shares held as treasury stock, with the corresponding amendment of Article 5 of the bylaws.

Given that the shares of Telefonica, S.A. to be used for the exchange are already in existence, and of the same class and series as the other currently outstanding shares of Telefonica, S.A., they shall give their holders the right, after delivery thereof, to participate in corporate earnings as from January 1st, 2005 on the same terms as the other outstanding shares. In distributions made after the registration with the Mercantile Registry of the merger document, all shares of Telefonica, S.A., including those delivered to satisfy the exchange, shall participate equally in proportion to the par value of each share.

The transactions carried out by Terra Networks, S.A. will be considered for accounting purposes to be carried out for the account of Telefonica, S.A. as from January 1st, 2005.

There are no special shares in Terra Networks, S.A. Nor are there any owners of special rights other than shares, except for those belonging to the beneficiaries of the stock option plans of Terra Networks, S.A., on the terms provided in the Merger Plan. Following the implementation of the merger, Telefonica, S.A. will succeed Terra Networks, S.A. as the entity bound by such plans and the Terra Networks, S.A. stock option rights shall be automatically converted into Telefonica, S.A. stock option rights, upon the terms resulting form the exchange ration established in the merger.

The shares of Telefonica, S.A. delivered to Terra Networks, S.A. shareholders will not entitle their holders to any special rights.

Nor will any type of benefits in Telefonica, S.A. be extended to the Directors of the entities participating in the merger, nor to the independent expert engaged for the merger process.

The shareholders of Telefonica, S.A. and Terra Networks, S.A. have resolved in their respective annual general meetings to submit the merger to the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Spanish Corporate Income Tax Act (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004.

In accordance with the provisions of article 242 of the Spanish Corporations Act, it is expressly placed on record that the shareholders and creditors of each of the companies participating in the merger have the right to obtain the full text of the resolutions adopted and the Merger Balance Sheets; the said documents are at their disposal at the respective head offices and websites of the companies (www.telefonica.es and www.terranetworks.com).

It is likewise noted that the creditors of the companies have the right to object to the merger during one month after publication of the last merger notice, on the terms set out in article 243 of the Spanish Corporations Act.

In Madrid, June 3rd,2005,

the Secretary of the Board of Directors of "Telefonica, S.A."

Antonio J. Alonso Ureba

In Barcelona, June 3rd, 2005,

the Secretary of the Board of Directors of "Terra Networks, S.A."

Jose Mateu Isturiz